February 15, 2019

Alberto Zapata

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Zapata:

On December 20, 2018, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of AC Market Neutral Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on February 5, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: If applicable, please provide the disclosure required by Item 1(a)(5) on the Fund’s front cover with respect to the optional internet availability of shareholder reports.

Response: The following disclosure has been added:

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s shareholder reports like this one will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website www.alphacorefunds.com, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by contacting your financial intermediary (such as a broker-dealer or bank) or, if you are a direct investor, by following the instructions included with paper Fund documents that have been mailed to you. You may also elect to receive all future reports in paper free of charge.

2.	Comment: To avoid investor confusion, please consider adding the previous name of the Fund to cover page of the Registration Statement.

Response: The requested change has been made. Please see the attached marked prospectus.

Prospectus

Expense Example

3.	Comment: Please include in the narrative that precedes the Expense Table that the adviser’s waived expenses are only included for the term of the waiver and not thereafter.

Response: The disclosure has been revised as follows (italics added for emphasis):

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year, that the Fund’s operating expenses remain the same, and that the Adviser’s fee waiver is only in effect for the term of the waiver. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Principal Investment Risks

4.	Comment: Please delete the extra heading that begins this section.

Response: The requested change has been made.

Performance

5.	Comment: Within this section, please note the Fund’s strategy and name change and indicate that performance prior to the changes was indicative of the Fund’s previous strategy.

Response: The disclosure has been revised as follows (italics added for emphasis):

The bar chart and table set out below help show the returns and risks of investing in the Fund. The bar chart shows the annual returns of the Fund’s Institutional Class shares for each full calendar year since the Fund’s inception. Performance prior to December 19, 2018 reflects the Fund’s prior statistical arbitrage strategy. The performance table compares the performance of the Fund’s shares over time to the performance of its benchmark and supplemental indices. You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future. Updated performance information for the Fund will be available at no cost by visiting www.alphacorefunds.com or by calling 1-855-447-2532.

Additional Information about Principal Investment Strategies and Related Risks – Principal Investment Strategies

6.	Comment: Please revise the disclosure, “These assets may held in cash…” to read – “These assets may be held in cash…”

Response: The requested change has been made.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser